Via Facsimile and U.S. Mail
Mail Stop 6010

November 4, 2008

Jon Garfield
Chief Executive Officer and
Chief Financial Officer
Clearant, Inc.
1801 Avenue of the Stars
Suite 435
Los Angeles, CA 90067

Re: Clearant, Inc.
**   Form 10-KSB for the Year Ended December 31, 2007**
**   File No. 000-50309**

Dear Mr. Garfield:

        We have completed our review of your Form 10-KSB and have no further
comments at this time.

                                        Sincerely,

                                        Carlton E. Tartar
                                        Accounting Branch Chief